Item 77.C.	Matters Submitted to a Vote of Security Holders

		Morgan Stanley Small-Mid Special Value Fund

At a Special Meeting of Shareholders held on May 11, 2010, shareholders approved an Agreement and Plan of Reorganization under which the assets and liabilities of Morgan Stanley Small-Mid Special Value Fund were transferred to Invesco Small-Mid Special Value Fund.

For		5,186,503.452
Withhold	196,123.579
Abstain		344,111.311